Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

November 24, 2021

Re: Orion Bliss Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 4, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot , and Joe McCann.

In response to your letter dated November 4, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Comment 1

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment one, which includes cover page disclosure that you will be placing proceeds from the offering in an escrow, trust or similar account. Please indicate the specific type of account you intend to use to deposit the funds, an escrow account, a trust account or a similar type of account. Your filing should clarify your ability to access the funds prior to and following the completion of the offering, by clarifying applicable escrow or trust provisions. Similarly, revise the two risk factors on page 9 to clarify the type of account and ensure that the consequences relating to the type of account are clear. Please also update the "Plan of Distribution" on page 17 to describe the circumstances under which the proceeds will be released from the escrow account and/or the terms of the trust agreement, if applicable.

Response:

We currently did not set up such an account we will later provide all the necessary information to fully disclose all the transactions whether it will be escrow or trust account we will surely have a signed contact with them filed as an Exhibit. For now director pays all the necessary invoices out of pocket, as soon as we start gathering shareholders the account will be in place.

Comment 2:

Description of Our Business, page 19

2. We note your revisions in response to prior comment 3 and reissue in part. Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. Additionally, disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor. Please revise or advise.

Response: We have added a paragraph stating our direct commitment with the Red Hot Products Ltd. We are not limited to any geographic region. We will be purchasing from the distributor.

Marina Konstantinova

Orion Bliss Corp.

November 24, 2021

Comment 3

Unaudited Interim Financial Statements Balance Sheet, page F-12

3. Please revise to clearly label the periods as audited and unaudited for all of your interim financial statements, including the index at F-11.

Response: We have updated Financial Statements to Audited and Unaudited.

Comment 4

Statement of Operations (Unaudited), page F-13

4. Please revise your statements of operations and cash flows to only present the current period rather than from inception, i.e. only the three months ended July 31, 2021, in accordance with Rule 10.01(a)(7) under Regulation S-X. Please make the corresponding change to the title of your notes as well. Please note that ASC 915 Development Stage Entities was superseded by ASU No. 2014-10, which removed the definition of a development stage entity from Topic 915, thereby removing the distinction between development stage entities and other reporting entities from U.S. GAAP. As such, please also remove your references of a development stage company at F-8 and F-17.

Response: The Company presents the three months ended July 31, 2021. We have removed Development Stage Company from the S-1/A-4.

Comment 5

Basis of Presentation, page F-16

5. In accordance with Rule 10.01(b)(8) of Regulation S-X, please include a statement to the effect that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Address whether all adjustments are of a normal recurring nature.

Response: We have made adjustments to reflect all fair statements of the results for the interim period presented.

We added not Note 3 Basis of presentation the following statement:

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements of the Company. In the opinion of management, these financial statements reflect all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented in conformity with US GAAP. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended April 30, 2021. Interim results are not necessarily indicative of the results that may be expected for a full year or any other interim period.

Please direct any further comments to:

Marina Konsantinova

Email: obliss@protonmail.com

Telephone: +18498593819

Sincerely,

/s/ Marina Konstantinova

Marina Konstantinova, President